UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DEL TACO RESTAURANTS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

245496104

(CUSIP Number of Common Stock Underlying Warrants)

Paul J.B. Murphy, III

President and Chief Executive Officer

Del Taco Restaurants, Inc.

25521 Commercentre Drive

Lake Forest, CA 92630

(949) 462-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Scott M. Williams

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Tel: (312) 372-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$12,183,750	$1,227
*	Estimated for purposes of calculating the amount of the filing fee only. Del Taco Restaurants, Inc. (the “Company”) is offering holders of up to 6,750,000 of the Company’s $11.50 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) by tendering one Warrant in exchange for 0.2780 Shares. The amount of the filing fee assumes that all 6,750,000 Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $100.70 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the Nasdaq Capital Market on July 7, 2016, which was $1.805.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Del Taco Restaurants, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $11.50 per share (the “Warrants”), to receive 0.2780 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every 3.6 Warrants tendered), up to a maximum of 6,750,000 Warrants, subject to proration, as described herein. The offer is subject to the terms and conditions set forth in the Offer to Exchange Letter, dated July 11, 2016 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Del Taco Restaurants, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 25521 Commercentre Drive, Lake Forest CA 92630. The Company’s telephone number is (949) 462-9300.

(b) Securities. The subject class of securities consists of the Company’s outstanding Warrants. As of July 8, 2016, there were 12,162,817 Warrants outstanding. The Warrants are exercisable for an aggregate of 12,162,817 Shares. The actual number of Shares that will be issued will depend on the number of Warrants tendered and accepted for exchange and cancelled. If the maximum number of Warrants is tendered, an aggregate of approximately 1,876,500 Shares will be issued in connection with the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares and Warrants” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Del Taco Restaurants, Inc., 25521 Commercentre Drive, Lake Forest CA 92630 and the telephone number for each such person is (949) 462-9300.

Name	Position
Paul J.B. Murphy, III	President and Chief Executive Officer and Director
Steven L. Brake	Executive Vice President and Chief Financial Officer
John D. Cappasola, Jr.	Executive Vice President and Chief Brand Officer
David A. Pear	Senior Vice President of Operations
Lawrence F. Levy	Chairman of the Board of Directors
Eileen Aptman	Director
Ari B. Levy	Director
R.J. Melman	Director
Joseph Stein	Director
Patrick D. Walsh	Director

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. Levy Family Partners, LLC holds 1,769,652 Warrants. Lawrence F. Levy and Ari B. Levy, each a director of the Company, are two of the four managers of Levy Family Partners, LLC. The four managers of Levy Family Partners, LLC, acting by majority vote, exercise voting and dispositive control over the Warrants held by Levy Family Partners, LLC. Levy Family Partners, LLC has agreed to tender not less than 665,000 of its Warrants.

The Ari Levy 2003 Investment Trust, a trust established for the benefit of Ari B. Levy, a director of the Company, holds 1,792,095 Warrants. The Ari Levy 2003 Investment Trust has agreed to tender not less than 670,300 of its Warrants.

PW Acquisitions, LP holds 600,000 Warrants. Patrick Walsh, a director of the Company, is the chief executive officer and managing member of the General Partner of PW Acquisitions, LP and exercises voting and dispositive power over these Warrants. PW Acquisitions, LP has agreed to tender not less than 164,000 of its Warrants.

The R.J. Investment Trust, a trust established for the benefit of R.J. Melman, a director of the Company, holds 2,500 Warrants. The R.J. Investment Trust has agreed to tender not less than 700 of its Warrants.

Other than as set forth above, to the Company’s knowledge, no executive officer or director of the Company holds Warrants. See Item 8(a) herein for more information. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C., Background and Purpose of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The securities will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exchange of each Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.2780 Shares.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference. To the Company’s knowledge, after reasonable inquiry, none of its executive officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b) except as set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers”.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer Letter under “The Offer, Section 13., The Financial Advisor, Information Agent and Depositary” and “The Offer, Section 14., Fees and Expenses” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation. See the information set forth on page iv of the Offer Letter.

Item 10.	Financial Statements.

(a) Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 29, 2015, filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2016 (the “Form 10-K”), and (ii) the Company’s financial results for the period ended March 22, 2016, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2016 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index included following the Signature page is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEL TACO RESTAURANTS, INC.

By:	/s/ Paul J.B. Murphy, III
Name:	Paul J.B. Murphy, III
Title:	President and Chief Executive Officer

Date: July 11, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated July 11, 2016.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2016, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2016, incorporated herein by reference.

(a)(5)(C)	Press release.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on July 2, 2015).

(d)(2)	Warrant Agreement, dated as of November 13, 2013, between the Company (formerly known as Levy Acquisition Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Levy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on November 19, 2013).

(d)(3)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on July 2, 2015).

(d)(4)	Stockholders Agreement, dated as of March 12, 2015, by and among the Company (formerly known as Levy Acquisition Corp.) and certain holders of common stock of the Company and certain other persons (incorporated by reference to Exhibit 10.1 to Levy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on March 12, 2015).

(d)(5)	Tender Support Agreement, dated July 11, 2016.

(g)	Not applicable.

(h)	Not applicable.